

October 9, 2013

Via E-mail
Mr. Robert E. Rasmus, Co- Chief Executive Officer
Hi-Crush Partners LP
Three Riverway, Suite 1550
Houston, TX 77056

>   **Re: Hi-Crush Partners LP**
>   **Registration Statement on Form S-3**
>   **Filed October 1, 2013**
>   **File No. 333-191481**

Dear Mr. Rasmus:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclosure throughout your prospectus that your selling security holder, Hi-Crush Proppants LLC, "may be deemed" an underwriter. It appears the selling security holder's status as your sponsor creates an identity of interest with the issuer such that Hi-Crush Proppants LLC "is" an underwriter. Please revise or advise. For reference, see 1933 Act Rules CDI 212.15 available on our website.

Description of Debt Securities, page 26

2. It appears from your disclosure that the debt securities are fully and unconditionally, jointly and severally guaranteed by certain of your subsidiaries. Please provide us with a detailed discussion of how you considered the guidance in Rule 3-10 of Regulation S-X in assessing the level of financial information that should be presented for each of these subsidiaries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director